HIGHLANDS ACQUISITION CORP.
One Paragon Drive, Suite 125
Montvale, New Jersey 07645

April 14, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds Assistant Director

RE:	Highlands Acquisition Corp. Form 10-K FYE 12/31/08 Filed March 12, 2009 File No. 1-33681

Dear Mr. Reynolds:

On behalf of Highlands Acquisition Corp. (“Highlands” or the “Company”), we hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, the Company’s responses to the staff of the Division of Corporation Finance’s comments contained in the Staff’s letter of comment dated April 8, 2009 (the “Staff Letter”) to the Company’s Form 10-K filed March 12, 2009 (the “Form 10-K”).  We are also delivering three (3) courtesy copies of this letter to Janice McGuirk.  Set forth below are the Company’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments prior to providing the Company’s response to each such comment.

Signature Page

1.
Please include the signature of your controller or principal accounting officer as required by Form 10-K.  See General Instruction D.(2) to Form 10-K.  If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report.  See General Instruction D.(2) to the Form 10-K.

The Company notes the Staff’s comment and, in response to this comment, confirms that the Company’s principal accounting officer has signed the Form 10-K.  Philip A. Baratelli occupies the position of principal accounting officer of the Company and he signed the signature page of the Form 10-K, but the signature page of the Form 10-K should have indicated that he occupies such position.  The Company confirms that in future filings the Company will indicate each capacity in which officers are signing the report.

Item 8 – Financial Statements and Supplementary Data
Reports of Independent Registered Public Accounting Firm, pages 52 and 53

2.
It appears that the reports issued by your independent registered public accounting firm are not signed.  Please confirm that you received a signed audit report and a signed attestation report on internal control over financial reporting prior to the filing of your Form 10-K in accordance with Item 3-02 of Regulation S-T.  In addition, please confirm in future filings you will comply with Item 3-02 of Regulation S-T and include such signed reports or amend this Form 10-K to comply if it is incorporated by reference into any transactional filing.

The Company notes the Staff’s comment and, in response to this comment, confirms that the Company received a signed audit report and a signed attestation report on internal control over financial reporting from its independent registered public accounting firm prior to the filing of the Form 10-K in accordance with Item 3-02 of Regulation S-T.  In addition, the Company confirms that in future filings it will comply with Item 3-02 of Regulation S-T and include such signed reports and that the Form 10-K is not incorporated by reference into any transactional filing.

Exhibit 31 – Section 302 Certifications

3.	We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

∙	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), and

∙	The phrase “the registrant’s fourth quarter in the case of an annual report” is omitted from paragraph 4(d)

Please confirm in future filings you will revise your certification to address the issues above or amend this Form 10-K to comply if it is incorporated by reference into any transactional filing.

The Company notes the Staff’s comment and, in response to this comment, the Company confirms that in future filings the Company will revise its Section 302 certifications to address the issues in the Staff’s comment above and that the Form 10-K is not incorporated by reference into any transactional filing.

In addition to the responses above, the Company acknowledges that:

∙	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

∙	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

∙	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (203) 428-2002, with any questions or comments concerning the Company’s responses to the Staff Letter.

Very truly yours, /s/ Philip A. Baratelli Philip A. Baratelli Chief Financial Officer
cc:           Janice McGuirk